Exhibit 99.14
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 Name and Address of Company
Student Transportation Inc.
160 Saunders Road, Unit 6
Barrie, Ontario
L4N 9A4
Item 2 Date of Material Change
May 17, 2011
Item 3 News Release
Attached as Schedule “A” is a copy of the press release relating to the material change, which was disseminated on May 17, 2011 through Marketwire and subsequently filed on the System for Electronic Document Analysis and Retrieval.
Item 4 Summary of Material Change
On May 17, 2011, Student Transportation Inc. (the “Issuer”) announced that it had entered into an agreement to sell to a syndicate of underwriters led by Scotia Capital Inc. and National Bank Financial Inc., and including BMO Capital Markets, CIBC, Raymond James Ltd. and Wellington West Capital Markets Inc. on a bought deal basis US$60.0 million aggregate principal amount of convertible unsecured subordinated debentures due June 30, 2018 (the “Debentures”). The Debentures will bear interest at a rate of 6.25% per annum payable semi-annually, and will be convertible at the option of the holder into common shares of the Company at a conversion rate of 105.2632 common shares per US$1,000 principal amount of Debentures, which is equal to a conversion price of US$9.50 per common share (being C$1 converted at an assumed exchange rate of US$1.026). Closing is expected on or about June 7, 2011 and is subject to regulatory approvals.
Item 5 Full Description of Material Change
For a full description of the material change, please see Schedule “A” attached hereto.
Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7 Omitted Information
None.

Item 8 Executive Officer
The following executive officer of the Issuer is knowledgeable about the material change and this report:
Denis J. Gallagher
Chief Executive Officer
(732) 280-4200
Item 9 Date of Report
May 24, 2011.

Schedule “A”
Student Transportation Inc. Announces
Bought Deal Financing for Gross Proceeds of US$60,000,000
BARRIE, ONTARIO
NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.
Student Transportation Inc. (the “Company”) (TSX:STB) announced today that it has entered into an agreement to sell to a syndicate of underwriters led by Scotia Capital Inc. and National Bank Financial Inc., and including BMO Capital Markets, CIBC, Raymond James Ltd. and Wellington West Capital Markets Inc. on a bought deal basis US$60.0 million aggregate principal amount of convertible unsecured subordinated debentures due June 30, 2018 (the “Debentures”). The Debentures will bear interest at a rate of 6.25% per annum payable semi-annually, and will be convertible at the option of the holder into common shares of the Company at a conversion rate of 105.2632 common shares per US$1,000 principal amount of Debentures, which is equal to a conversion price of US$9.50 per common share (being C$1 converted at an assumed exchange rate of US$1.026). The offering is expected to close on or about June 7, 2011.
The Debentures to be issued under this offering will be offered by way of a short form prospectus in each province and territory of Canada, and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.
The net proceeds of the offering will be used to repay debt and for general corporate purposes.
The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.
About Student Transportation Inc. (TSX:STB)
Founded in 1997, Student Transportation Inc. (STI) is North America’s third-largest and fastest-growing provider of school bus transportation services, operating more than 7,000 vehicles. STI’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.

Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of applicable securities laws, which reflects the expectations of management regarding the offering of the Debentures. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause our actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the failure of the Company to complete the offering of the Debentures, whether as a result of its inability to satisfy the conditions of the offering or otherwise, as well the factors discussed under “Risk Factors” in our Annual Information Form. These forward looking statements are made as of the date of this news release and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
INVESTOR CONTACTS:
Student Transportation Inc.
Patrick J. Walker
Executive Vice President and Chief Financial Officer
Keith P. Engelbert
Director of Investor Relations
(732) 280-4200
(732) 280-4213 (FAX)
Email: invest@rideSTA.com
Website: www.rideSTA.com